Exhibit 99.72

TO THE SHAREHOLDERS

We are pleased to report on our Company’s results for the three months ended March 31, 2018, the first public reporting period since the Company’s shares commenced trading on the TSX.

Revenues for the period under review were $7,839,847 with net income of $11,442,110 and earnings per share of $0.12. This compares to revenues of $3,033,245, a net loss of ($777,904) and a net loss per shares of ($0.01) in the comparable 2017 period. During our most recent quarter a number of regular grow rooms at our Langstaff Facility were used to harvest Mother Plants for Phase 1 of the Niagara Greenhouse Facility. As a result, the Company used third party product purchases during the quarter as a temporary harvest replacement and bridge to meet the demand for the Company’s products. Multiple harvests have now been completed at the Niagara Greenhouse Facility and these temporary third party product purchases have now been replaced with home grown product. Earnings were also impacted by one-time start-up costs at the Niagara Greenhouse Facility. The higher cost of these short-term third party purchases and start-up costs negatively impacted earnings for the three months ended March 31, 2018 by approximately $2.9 million.

We continue to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians and to position us for the pending legislation to legalize the adult consumer recreational use of cannabis. We recently expanded our product offering to include a range of cannabis oil vegan-based hard shell capsules and now offer the widest variety of cannabis products by any licensed producer in Canada.

The Phase 2 expansion at the Niagara Greenhouse Facility, which is currently underway, is anticipated to be completed and in cultivation towards the middle of 2018. Once completed and fully operational, we expect to attain at least 50,000 kilograms of annual growing capacity from this facility. This will enable us to supply the international orders we have recently received and to position us for the anticipated adult consumer recreational use of cannabis, which will provide us with further major opportunities. In addition, the Company is contemplating a further expansion utilizing a portion of the 36 acres of vacant land at the Niagara Greenhouse Facility.

During the period we concluded a long-term agreement for deriving cogeneration heat and power at the Niagara Greenhouse Facility. The implementation of this 10 megawatt cogeneration solution will ensure that we remain one of the lowest cost producers in the industry.

We recently entered into an agreement with Grey Wolf Animal Health Inc. to partner with them in the development of medical cannabis for the Global pet market. This is a key step in our strategy to expand our best-in-class products and technology into adjacent categories and we look forward to launching industry leading, high quality, standardized cannabis products specifically designed for pets.

Our standardized products and our physician education programs continue to position us as one of the premier providers of cannabis resulting in exceptional new patient growth with sales in cannabis extracts representing 60% of sales. Our shipments to Australia and our Joint Venture with Stenocare in Denmark are just the beginning of what we believe will be a Global market opportunity for us.

We thank all of our Shareholders for their ongoing interest and support and we invite you to visit our investor relations page at: www.canntrust.ca/investor-relations

On behalf of the Board,

signed “Eric Paul”
Eric Paul, Chief Executive Officer